Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)

Six Months Ended June 30, 2009
(millions of dollars)

Earnings, as defined:
Net income	$340
Income taxes	189
Fixed charges, as below	173

Total earnings, as defined	$702

Fixed charges, as defined:
Interest expense	$156
Rental interest factor	4
Allowance for borrowed funds used during construction	13

Total fixed charges, as defined	$173

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends (a)	4.06
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(a)
Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.